December 20, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York (File Nos. 333-177298 and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement.  This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed, and includes other non-material changes.

A request that the Commission declare the Registration Statement effective on December 28, 2011 is being filed concurrently with this filing.

If you have any questions, please contact me at (517) 367-3872, or frank.julian@jackson.com.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Deborah D. Skeens, Esq.